Exhibit 99.1

FOR IMMEDIATE RELEASE March 12, 2009	TSX: SLW NYSE: SLW

SILVER WHEATON TO ACQUIRE SILVERSTONE RESOURCES CORP., SOLIDIFYING ITS POSITION AS THE LARGEST SILVER STREAMING COMPANY

Vancouver, British Columbia – Silver Wheaton Corp. (“Silver Wheaton”) (TSX, NYSE: SLW) today announced that they have entered into a definitive agreement with Silverstone Resources Corp. (“Silverstone”) (TSX-V: SST) pursuant to which Silver Wheaton will acquire by way of a plan of arrangement all of the outstanding common shares of Silverstone in exchange for 0.185 common shares of Silver Wheaton for each common share of Silverstone.

Based on today’s closing price of Silver Wheaton’s common shares of C$7.94, the transaction value per Silverstone common share is C$1.47, and the total transaction value is approximately C$190 million on a fully diluted basis. This represents a premium of 18% on today’s closing prices and a premium of 40% based on the 20-day volume-weighted average of both companies’ common shares on the TSX for Silver Wheaton and the TSX Venture for Silverstone.  Silverstone's board of directors, along with Capstone Mining Corp. (“Capstone”), its largest shareholder (representing an aggregate of 30.5 million shares (24%) of Silverstone), have entered into support agreements in respect of the transaction. Silverstone's board of directors has unanimously supported the transaction and recommends the shareholders of Silverstone vote their shares in favour of the offer.

Highlights of the Transaction

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Accretive for Silver Wheaton shareholders on all key metrics

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Consolidates the silver streaming industry, solidifying Silver Wheaton’s status as the largest silver streaming company in the world

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Enhances Silver Wheaton’s immediate production and cash flow profile by adding 2009 annualized production of approximately 2.3 million ounces of silver and 31,000 ounces of gold (approximately 4.5 million silver equivalent ounces)

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Further diversifies our portfolio of silver stream agreements by counterparty, geography and primary commodity,  by adding three silver streams from low-cost copper mines in politically stable regions

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Adds future growth potential

“This acquisition successfully consolidates the silver streaming industry and adds current production from low-cost, high-quality mines in politically stable jurisdictions,” said Peter Barnes, President and Chief Executive Officer of Silver Wheaton.  “Silverstone’s core assets, the Minto, Cozamin and Neves-Corvo mines, have proven to be operationally strong and offer Silver Wheaton an immediate and significant increase in silver sales and cash flows, with good future upside potential.  The acquisition will further strengthen our already solid balance sheet and provides an added level of flexibility in pursuing future accretive silver stream opportunities.  Additionally, the acquisition establishes a relationship with another strong base metals operator focused on growth, Capstone Mining.  Capstone has a first rate management team, evidenced by their strong operating record and the creation of shareholder value at both the Minto and Cozamin mines, and we look forward to developing this partnership further.”

Silver Wheaton is a trademark of Silver Wheaton Corp.

About Silverstone

Silverstone’s core assets consist of silver stream agreements with Capstone’s Minto mine in Canada and its Cozamin mine in Mexico, as well as Lundin Mining Corporation’s (“Lundin Mining”) Neves-Corvo mine in Portugal.

Minto Mine

Capstone owns the high grade Minto copper-gold-silver mine in Yukon, Canada, which was built on budget and ahead of schedule in 2007. The Minto mine is one of the highest-grade open pit copper mines in the world, and is a low cost producer. Since commencing production in 2007, the Minto mine has undergone two successful expansions, more than doubling production levels.  With a significant growth in resources since 2007, Capstone plans to complete a pre-feasibility study by the end of 2009 targeting an additional mill expansion of approximately 50%.   The Minto mine is forecast to produce approximately 290,000 ounces of silver and 31,000 ounces of gold in 2009.

Silverstone has the right to purchase all of the silver and gold production from the Minto mine for the lesser of US$3.90 per ounce of silver and US$300 per ounce of gold (subject to an annual 1% inflationary adjustment after 3 years) or the prevailing market price per ounce of silver or gold delivered. If production from the Minto mine exceeds 50,000 ounces of gold per year in the first two years of the agreement, or 30,000 ounces of gold per year thereafter, Silverstone is entitled to purchase only 50% of the amount in excess of those thresholds.

Cozamin Mine

Capstone owns the high grade, low-cost, underground Cozamin copper-silver-lead-zinc mine located in Zacatecas State, Mexico.  The mine has undergone two expansions since its commissioning in 2006, tripling production levels.  Exploration success has led to significant resource increases over the last few years and excellent potential exists to continue this expansion.  Cozamin is forecast to produce approximately 1.5 million ounces of silver in 2009.

Silverstone has the right to purchase 100% of the silver production from the Cozamin mine until 2017 for the lesser of US$4.00 per ounce of silver (subject to an annual 1% inflationary adjustment after 3 years) or the prevailing market price per ounce of silver delivered.

Neves-Corvo Mine

Lundin Mining owns the high grade underground Neves-Corvo copper-zinc-silver mine located in Portugal, which has been in continuous production since 1989.  The copper mill has a throughput capacity of 2.2 million tonnes per annum and Lundin Mining has recently converted the smaller zinc circuit to handle additional copper ores.  Neves-Corvo is forecast to produce approximately 500,000 ounces of silver in 2009.

Silverstone has the right to purchase 100% of the life of mine silver production from the  Neves Corvo mine for the lesser of US$3.90 per ounce of silver (subject to an annual 1% inflationary adjustment after 3 years) or the prevailing market price per ounce of silver delivered.

Other Assets

Silverstone also owns other assets which offer long-term growth potential.  Adjacent to the Neves-Corvo copper deposits is the world-class Lombador zinc-lead-silver deposit, which Lundin Mining is currently advancing to a feasibility study, with a goal of commencing production in 2012.  This would lead to increased silver production from the Neves-Corvo mine.  Also located in Portugal, Silverstone has a silver stream agreement with MTO Holdings’ zinc-lead-silver Aljustrel mine, which is currently under care and maintenance until base metal prices improve.

Silverstone holds a convertible debenture with Aquiline Resources, convertible into an agreement to purchase 12.5% of the life of mine silver production from a portion of the Navidad project in Argentina.  In addition, Silverstone holds a right of first refusal to purchase any silver or gold streams from Capstone’s high-grade Kutcho copper-zinc project in Canada, which is advancing towards production.

Transaction

The transaction will be carried out by way of statutory plan of arrangement whereby Silver Wheaton will acquire all of the issued and outstanding shares of Silverstone, and Silverstone will become a wholly-owned subsidiary of Silver Wheaton.  Full details of the offer will be included in the Management Information Circular to be filed with the regulatory authorities and mailed to Silverstone shareholders in accordance with applicable securities laws.

Under the transaction, Silver Wheaton will acquire all of the issued and outstanding shares of Silverstone in consideration for the issue of Silver Wheaton shares on the basis of 0.185 of a Silver Wheaton share for each Silverstone share.   The number of Silver Wheaton shares received upon exercise, and the exercise price, of Silverstone’s outstanding options and warrants, will be adjusted proportionately to reflect the share exchange ratio. On a pro forma fully diluted basis Silver Wheaton will be held by approximately 93% of existing Silver Wheaton shareholders and 7% by existing Silverstone shareholders. The total number of Silver Wheaton common shares outstanding will be approximately 311 million, on a pro forma basis.

Capstone, along with the directors and officers of Silverstone, hold an aggregate of 24% of the outstanding shares (fully diluted) of Silverstone and have agreed to support and vote in favour of the transaction.

The definitive agreement entered into in connection with the transaction includes a commitment by Silverstone not to solicit alternative transactions to the proposed transaction.  If the acquisition agreement is terminated in certain circumstances, Silverstone has agreed to pay Silver Wheaton a termination fee of C$6 million.   Each party has also been provided with certain other rights, representations and warranties and covenants customary for a transaction of this nature and Silver Wheaton has the right to match competing offers made to Silverstone.

The board of directors of Silverstone have received a fairness opinion from Scotia Capital Markets in respect of the transaction and are recommending Silverstone shareholders vote in favour of the transaction.  Silverstone expects to mail the Management Information Circular in April 2009.  The transaction is subject to  the approval of not less than 66 2/3% of the outstanding shares of  Silverstone being voted in favour of the transaction at a meeting of Silverstone shareholders and certain customary conditions, including receipt of all necessary court and regulatory approvals and third party consents.  The transaction is expected to close by the end of May 2009.

Silver Wheaton's financial advisor is Genuity Capital Markets and its legal counsel is Cassels Brock & Blackwell LLP.  Silverstone's financial advisors are Canaccord Adams and its legal counsel is Blake Cassels & Graydon LLP.

Conference Call

A conference call along with an interactive presentation will be held Thursday, March 12, 2009 at 11:00 am (Eastern Time) to discuss this transaction. To participate in the live call use one of the following methods:

Dial toll free from Canada or the US:	1-866-226-1792
Dial from outside Canada or the US:	1-416-340-2216
Dial toll free from parts of Europe:	800-9559-6849
Live audio webcast:	www.silverwheaton.com

Participants should dial in five to ten minutes before the call.  A copy of the presentation can be found on Silver Wheaton’s homepage at www.silverwheaton.com or accessed via the live webcast.

The conference call will be recorded and you can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	1-800-408-3053
Dial from outside Canada or the US:	1-416-695-5800
Pass code:	2160343#
Archived audio webcast:	www.silverwheaton.com

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Forward-looking statements include, but are not limited to, statements with respect to the future price of silver, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Assumptions upon which such forward looking statements are based include that Silver Wheaton and Silverstone will be able to satisfy the conditions in the definitive agreement, that the due diligence investigations of each party will not identify any materially adverse facts or circumstances, that the required approvals will be obtained from the shareholders of each of Silver Wheaton and Silverstone, that all third party regulatory and governmental approvals to the transactions will be obtained and all other conditions to completion of the transaction will be satisfied or waived.  Many of these assumptions are based on factors and events that are not within the control of Silver Wheaton and Silverstone and there is no assurance they will prove to be correct.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton and Silverstone to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions, the absence of control over mining operations from which Silver Wheaton and Silverstone purchase silver and gold and risks related to these mining operations, including risks related to international operations, actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Silver Wheaton’s annual information form for the year ended December 31, 2007 incorporated by reference into Silver Wheaton’s Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C.  and although Silver Wheaton and Silverstone have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Silver Wheaton and Silverstone do not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

For further information, please contact:

Brad Kopp

Director, Investor Relations

Silver Wheaton Corp.

Tel: 1-800-380-8687

Email: info@silverwheaton.com

Website: www.silverwheaton.com